

DIVISION OF
CORPORATION FINANCE

October 23, 2009

<u>Via Mail and Facsimile (212-225-3999)</u>

José Sérgio Gabrielli de Azevedo
Chief Executive Officer
Petroleo Brasileiro S.A.-Petrobras
Avenida Republica do Chile, 65
20031-912-Rio de Janeiro-RJ
Brazil

>   **Re: Petroleo Brasileiro S.A.-Petrobras**
>   **Form 20-F for the Fiscal Year Ended December 31, 2008**
>   **Filed May 22, 2009**
>   **File No. 1-15106**
>   **Response Letter Filed October 6, 2009**

Dear Mr. Gabrielli de Azevedo:

       We refer you to our comment letters dated August 19, 2009 and September 23, 2009 regarding business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance

       Francesca O'Dell, Esq. (Via Facsimile)
       Cleary Gottlieb Steen & Hamilton LLP